July 8, 2010
VIA EDGAR

Securities and Exchange Commission
Attention:	Jim B. Rosenberg
Joel Parker
Vanessa Robertson
Suzanne Hayes
Karen Ubell
100 F Street, N.E.
Washington, D.C. 20549

Re:	Onyx Pharmaceuticals, Inc. (“Onyx”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 23, 2010
Definitive Proxy Statement filed April 9, 2010
File No. 000-28928
Ladies and Gentlemen:
     We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 9, 2010 with respect to Onyx’s Form 10-K for fiscal year ended December 31, 2009 (the “2009 Form 10-K”) and Definitive Proxy Statement filed April 9, 2010 (the “2010 Proxy”). The numbering of the paragraphs below corresponds to the numbering of your comment letter, the text of which we have incorporated into this response letter for convenience.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1. Business
Collaboration, Licensing, Option Agreements, page 10
1.	You note in the risk factor “We are dependent on our collaborative relationship with Bayer...” Bayer’s right to terminate the collaboration agreement on limited
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notice and for reasons outside your control. Please revise your disclosure regarding the collaboration agreement with Bayer to include a discussion of the term of the agreement and termination provisions.
     Onyx acknowledges the Staff’s comment, and respectfully submits that since the requested disclosures are included in the Risk Factors in the 2009 Form 10-K, an amendment of the 2009 Form 10-K to add such disclosures to the Business section would not materially change the information available to investors. However, in light of the Staff’s comment, Onyx undertakes in its Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) to include substantially the following disclosures in the section entitled “Collaboration Agreement with Bayer” (or the successor to this section):
“Our collaboration agreement with Bayer will terminate when patents expire that were issued in connection with product candidates discovered under the agreement, or at the time when neither we nor Bayer are entitled to profit sharing under the agreement, whichever is latest.
In addition, our collaboration agreement with Bayer provides that if we are acquired by another entity by reason of merger, consolidation or sale of all or substantially all of our assets, or if a single entity other than Bayer or its affiliate acquires ownership of a majority of the Company’s outstanding voting stock, and Bayer does not consent to the transaction, then for 60 days following the transaction, Bayer may elect to terminate our co-development and co-promotion rights under the collaboration agreement. If Bayer were to exercise this right, Bayer would gain exclusive development and marketing rights to the product candidates developed under the collaboration agreement, and we or our successor would receive a royalty based on any sales of Nexavar and other collaboration products, rather than a share of any profits. We believe that a reorganization transaction in which the persons who held majority ownership of Onyx prior to the transaction continue to hold majority ownership of Onyx, directly or through a parent company, after the transaction would be outside the scope of the foregoing provision of the collaboration agreement. Also, either party may terminate the agreement upon 30 days’ notice within 60 days of specified events relating to insolvency of the other party.”
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     Onyx will also undertake in its 2010 Form 10-K to include disclosure of the term and termination provisions of the co-promotion agreement with Bayer by adding the following in the section entitled “Collaboration Agreement with Bayer” (or the successor to this section):
“Our co-promotion agreement with Bayer will terminate upon the earlier of the termination of our collaboration agreement with Bayer or the date products subject to the co-promotion agreement are no longer sold by either party in the United States due to a permanent product withdrawal or recall or a voluntary decision by the parties to abandon the co-promotion of such products in the United States. Either party may also terminate the co-promotion agreement upon failure to cure a material breach of the agreement within a specified cure period.”

2.	Please revise your disclosure regarding the collaboration agreement with Pfizer to include a range of royalties you would be entitled to receive, the total aggregate potential milestone payments and term and termination provisions.
     Onyx acknowledges the Staff’s comment with respect to the royalties and milestone payments provisions under the May 1995 collaboration agreement. Onyx respectfully notes that the Commission has granted Onyx’s request for confidential treatment for the May 1995 collaboration agreement with Pfizer, which request covers both royalties and milestone payments provisions, pursuant to the grant order dated February 19, 2008 (file no. 0-28298 CF# 21326). Please note that the exhibits have been renumbered in Onyx’s 2009 Form 10-K and the previous exhibit number for the May 1995 collaboration agreement with Pfizer was 10.19. Onyx’s application for confidential treatment for portions of the May 1995 collaboration agreement sets forth how public disclosure of such information will cause substantial harm to Onyx’s competitive position and is not necessary for the protection of investors. Because the royalties and milestone payments provisions are covered by the Commission’s confidential treatment order, Onyx respectfully submits that Onyx should not be required to disclose such information in the 2009 Form 10-K.
     Onyx acknowledges the Staff’s comment with respect to the term and termination provisions of the collaboration agreement with Pfizer. In light of the Staff’s comment, Onyx will undertake in its 2010 Form 10-K to include substantially the following disclosures in the section entitled “Collaboration Agreement with Pfizer” (or the successor to this section):
“The May 1995 collaboration agreement with Pfizer will remain in effect until the expiration of all licenses granted pursuant to the agreement. Either party may terminate the agreement for the uncured material breach of the other party.”
Item 7. Management Discussion and Analysis of Financial Condition and
Results of Operations, page 42
Critical Accounting Policies, Estimates and Judgments
Revenue from Collaboration Agreement, page 45 and
Research and Development Expense, page 47
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3.	Please revise to disclose the amount of changes to prior period estimates of revenues (i.e. commercial profit, marketing and royalties) and expenses (i.e. marketing, sales and research and development) in connection with your collaboration with Bayer recorded in your results of operations for each period presented.
Onyx acknowledges the Staff’s comment, and supplementally advises the Staff that for the periods covered in the financial statement presented in the 2009 Form 10-K, there have been no material differences between actual results and estimates. To provide further clarity to readers and in response to the Staff’s comment, Onyx will supplement its discussion of critical accounting policies and estimates in the 2010 Form 10-K with respect to Revenue from Collaboration Agreement and Research and Development Expenses to include information on the difference between actual results and estimates substantially as follows (based on the disclosure in the 2009 Form 10-K, but with appropriate updates to reflect the periods to be reported in the 2010 Form 10-K); to assist the Staff in identifying Onyx's supplement to the disclosure, added text is bolded and underlined:
“Critical Accounting Policies and the Use of Estimates
Revenue from Collaboration Agreement: In accordance with ASC Subtopic 808-10, formerly known as Emerging Issues Task Force 07-1, or EITF 07-1, “Accounting for Collaborative Arrangements,” we record our share of the pre-tax commercial profit generated from the collaboration with Bayer, reimbursement of our shared marketing costs related to Nexavar and royalty revenue in one line item, “Revenue from collaboration agreement.” Our portion of shared collaboration research and development expenses is not included in the line item “Revenue from collaboration agreement,” but is reflected under operating expenses. According to the terms of the collaboration agreement, the companies share all research and development, marketing and non-U.S. sales expenses. We and Bayer each bear our own U.S. sales force and medical science liaison expenses. These costs related to our U.S. sales force and medical science liaisons are recorded in selling, general and administrative expenses. Bayer recognizes all revenue under the Nexavar collaboration and incurs the majority of expenses relating to the development and marketing of Nexavar. We are highly dependent on Bayer for timely and accurate information regarding any revenues realized from sales of Nexavar and the costs incurred in developing and selling it, in order to accurately report our results of operations. For the periods covered in the financial statements presented, there have been no significant or material changes to prior period estimates of revenues and expenses. However, if we do not receive timely and accurate information or incorrectly estimate activity levels associated with the collaboration of Nexavar at a given point in time, we could be required to record adjustments in future periods and may be required to restate our results for prior periods.
Research and Development Expense: Research and development costs are charged to expense when incurred. The major components of research and
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development costs include clinical manufacturing costs, clinical trial expenses, non-refundable upfront payments, consulting and other third-party costs, salaries and employee benefits, stock-based compensation expense, supplies and materials and allocations of various overhead and occupancy costs. Clinical trial expenses include, but are not limited to, investigator fees, site costs, comparator drug costs, clinical research organization costs. In addition, our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial sites and clinical research organizations. In the normal course of business, we contract with third parties to perform various clinical trial activities in the on-going development of potential products. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful enrollment of patients and the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended. As such, expense accruals related to clinical trials are recognized based on our estimate of the degree of completion of the event or events specified in the specific clinical study or trial contract. We monitor service provider activities to the extent possible; however, if we underestimate activity levels associated with various studies at a given point in time, we could record significant research and development expenses in future periods.
In instances where we enter into agreements with third parties for clinical trials and other consulting activities, up-front payment amounts are capitalized and expensed as services are performed or as the underlying goods are delivered. If we do not expect the services to be rendered or goods to be delivered, any remaining capitalized amounts for non-refundable up-front payments are charged to expense immediately. Amounts due under such arrangements may be either fixed fee or fee for service, and may include upfront payments, monthly payments and payments upon the completion of milestones or receipt of deliverables.
Non-refundable option payments, including those made under our agreement with S*BIO, that do not have any future alternative use are recorded as research and development expense. Not all research and development costs are incurred by us. A significant portion of our research and development expenses, approximately 67% in 2009, 55% in 2008 and 82% in 2007, relates to our cost sharing arrangement with Bayer and represents our share of the research and development costs incurred by Bayer. As a result of the cost sharing arrangement between us and Bayer, there was a net reimbursable amount of $63.7 million, $50.7 million and $57.9 million to Bayer for the years ended December 31, 2009, 2008 and 2007, respectively. Such amounts were recorded based on invoices and estimates we receive from Bayer. When such invoices have not been received, we must
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estimate the amounts owed to Bayer based on discussions with Bayer. For the periods covered in the financial statements presented, there have been no significant or material differences between actual amounts and estimates. However, if we underestimate or overestimate the amounts owed to Bayer, we may need to adjust these amounts in a future period, which could have an effect on earnings in the period of adjustment.”

4.	With respect to your disclosure under revenue from collaboration agreement on page 45 that you “may be required to restate our results for prior periods,” please revise to disclose the reason you believe that this disclosure was necessary and under what circumstances a restatement would be required.
Due to its collaboration with Bayer, Onyx is highly dependent on Bayer for timely and accurate information regarding Nexavar revenues and related development and sales costs in order to accurately report its results of operations. The “Revenue from Collaboration” line item reported by Onyx is calculated based on these estimates from Bayer, and, as such, Onyx believes it is appropriate to provide cautionary language to its investors to the effect that “we may be required to restate our results for prior periods.” If Onyx does not receive timely and accurate information or Bayer incorrectly estimates activity levels associated with the co-promotion and development of Nexavar at a given point in time, Onyx would be required to evaluate the adjustments in future periods in accordance with Accounting Standards Codification (“ASC”) 250-10 and may be required to restate its results for prior periods if the adjustments were deemed material. Also, to ensure that Onyx has complied with the disclosure requirements under Item 303(a) of Regulation S-K, Onyx respectfully submits that readers should be advised of transactions that have uncertainty related to them and for which changes as a result of the uncertainties could have a material impact on the company’s financial condition and results of operations. In an attempt to comply with these requirements, Onyx has qualitatively described the potential impact of changes between actual amounts and estimates in the disclosure for Revenue from Collaboration Agreement. As noted above in the preceding comment, quantitative information has not been disclosed as there have not been any significant or material adjustments for the periods covered in the financial statements presented in the 2009 Form 10-K. Finally, as additional disclosure to investors of the risks surrounding the financial reporting structure of its collaboration with Bayer, Onyx has included the risk factor titled “If we do not receive timely and accurate financial information from Bayer regarding the development and sale of Nexavar, we may be unable to accurately report our results of operations” on page 36 of the 2009 10-K.
Business Combinations, page 45
5.	Please revise your disclosure to include additional information regarding the key inputs used to determine the estimated fair value of the contingent consideration liability. For example, please disclose the time needed to complete the development and approval of product candidates and the assumptions you used to determine the timing. Also disclose the discount rate that was used and the method used to determine the rate.
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     Onyx acknowledges the Staff’s comment. ASC 820-10-50-1 through 50-2 outline certain disclosures related to inputs used in fair value measurements of Level 3 assets and liabilities. In accordance with the disclosure requirements under this literature, Onyx has qualitatively described the key inputs used to determine the estimated fair value of the contingent consideration liability. In determining the probability of technical and regulatory success, Onyx utilized data regarding similar milestone events from several sources, including publicly available data on historical success of oncology studies. Onyx based the time needed to complete the development and approval of product candidates on the current stages of development as well as industry standards and its own experience in completing clinical studies. Onyx also considered resources needed to complete the development and approval of product candidates, the design of the trial, data available from competitive products, as well as the inherent difficulties and uncertainties in developing a product candidate, such as obtaining FDA and other regulatory approvals. These inputs related to the time needed to complete the development and approval of product candidates are highly judgmental as they are not readily determinable because the drug development process can be unpredictable. After assessing the probability of technical and regulatory success of each milestone, Onyx established a discount rate based on future cash flows that would be required by a market participant for similar instruments, consistent with the fair value definition in ASC Topic 820, based on the estimated cost of capital and the inherent risk premium associated with repayment. That discount rate, representative of the rate of return required by a market participant, was determined by Onyx to be 9%, and was applied to the contingent payment amounts to determine their present value.
     To further respond to the Staff’s comment, Onyx will also supplement its discussion of the contingent consideration liability in the critical accounting policies section of the MD&A in the 2010 Form 10-K as follows; to assist the Staff in identifying Onyx's supplement to the disclosure, added text is bolded and underlined:
“Critical Accounting Policies and the Use of Estimates
Business Combinations: We accounted for the acquisition of Proteolix in accordance with ASC Topic 805, formerly known as SFAS 141R, “Business Combinations.” ASC Topic 805 establishes principles and requirements for recognizing and measuring the total consideration transferred to and the assets acquired and liabilities assumed in the acquired target in a business combination. The consideration paid to acquire Proteolix is required to be measured at fair value and included cash consideration and contingent consideration, which are earnout payments that will be paid upon the receipt of certain regulatory approvals and the satisfaction of other milestones. After the total consideration transferred was calculated by determining the fair value of the contingent consideration plus the cash consideration, we assigned the purchase price of Proteolix to the fair value assets acquired and liabilities assumed. This resulted in recognition of intangible assets related to in-process research and development (IPR&D) projects and goodwill. The determination and allocation of the consideration transferred requires management to make significant estimates and
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assumptions, especially at the acquisition date with respect to the fair value of the contingent consideration and intangible assets acquired. We believe the fair values assigned to our liability for contingent consideration and acquired intangible assets are based on reasonable estimates and assumptions given the available facts and circumstances as of the acquisition dates. Discounted cash flow models are used in valuing these assets and liabilities, and these models require the use of significant estimates and assumptions including but not limited to:
•	estimated cash flows projected from the success of unapproved product candidates;

•	the probability of technical and regulatory success for unapproved product candidates considering their stages of development;

•	the time and resources needed to complete the development and approval of product candidates;

•	the life of the potential commercialized products and associated risks, including the inherent difficulties and uncertainties in developing a product candidate such as obtaining FDA and other regulatory approvals; and

•	risk associated with uncertainty, achievement and payment of the milestone events.
In determining the probability of technical and regulatory success, we utilized data regarding similar milestone events from several sources, including industry studies. We based the time needed to complete the development and approval of product candidates on the current stages of development of the product candidates, resources needed to complete the development and approval of product candidates and the inherent difficulties and uncertainties in developing a product candidate, such as obtaining FDA and other regulatory approvals. We established a discount rate based on future cash flows that would be required by a market participant for similar instruments, based on the estimated cost of capital and the inherent risk premium associated with repayment. That discount rate, representative of the rate of return required by a market participant, was determined by us to be 9%, and was applied to the contingent payment amounts to determine their present value.
Changes to any of these estimates and assumptions could significantly impact the fair values recorded for these assets and liabilities resulting in significant charges to our Consolidated Statement of Operations. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.”
Contractual Obligations and Commitments, page 56
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6.	Please revise your notes to the table of contractual obligations to include the aggregate amount of potential milestone payments due to BTG along with a description of the events that would trigger the payments. In addition, please revise your disclosure in the notes to the financial statements to include the length of and termination provisions for all material agreements.
     In light of the Staff’s comment, Onyx will undertake for its 2010 Form 10-K to include substantially the following disclosure in the footnotes to the “Contractual Obligations and Commitments” table:
“The terms of the development and license agreement dated November 6, 2008 with BTG provide that we may be required to make payments to BTG of up to $65.0 million upon the attainment of certain global development and regulatory milestones, plus additional milestone payments upon the achievement of certain marketing approvals and commercial milestones. We are also required to pay royalties to BTG on any future product sales.”
     Onyx understands, based on a discussion with Ms. Robertson, that the material agreements referred to in this comment are those agreements summarized in Note 2 to the financial statements in the 2009 Form 10-K. Accordingly, Onyx undertakes in its applicable future filings to add descriptions of the term and termination provisions for Onyx’s material agreements with Bayer, Pfizer, BTG and S*BIO where the terms of such agreements are described in the notes to the financial statements.
     For example, Onyx will include substantially the disclosure set forth in response to comment 1 above regarding the term and termination provisions of the Bayer collaboration agreement and co-promotion agreement under “Bayer Pharmaceuticals Corporation” in the note to financial statements that is equivalent to Note 2 in the 2009 Form 10-K. Similarly, Onyx will include substantially the disclosure set forth in response to comment 2 above regarding the term and termination provisions of the Pfizer collaboration agreements. Onyx will also add substantially the following disclosure regarding the term and termination provisions of the BTG development and license agreement under “BTG”:
     “Our development and license agreement with BTG will expire 10 years after the first commercial sale of the licensed product or until patent coverage expires, whichever is later. We may terminate the agreement at any time without cause by giving BTG prior written notice, and either party may terminate the agreement upon failure to cure a material breach in certain cases. BTG may terminate the agreement by written notice upon the occurrence of certain specified events, including our failure to pay BTG payments due under the agreement after demand for such payments, our challenging the licensed rights under the agreement, our failure to conduct material development activity in relation to a licensed product for a specified period, our decision to cease development of licensed products, or specified events relating to insolvency of Onyx. Upon any
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termination of the agreement, rights to the licensed compounds will revert to BTG. Except in the case of termination for Onyx’s breach at an early stage of development, Onyx will receive a portion of any compensation received by BTG from the sale of the reverted compounds.”
     Finally, Onyx will also add substantially the following disclosure regarding the term and termination provisions of the S*BIO development, collaboration, option and license agreement under “S*BIO”:
     “Our development collaboration, option and license agreement with S*BIO will remain in effect until the expiration of all payment obligations. Because Onyx has not exercised its option in the agreement, Onyx may terminate the agreement at any time without cause by giving S*BIO prior written notice. In addition, either party may terminate the agreement for the uncured material breach of the other party.”
Item 9A. Controls and Procedures
Inherent Limitations on Effectiveness of Controls, page 59
7.	We note your statement that “disclosure controls and procedures were sufficiently effective to provide reasonable assurance that the objectives of our disclosure control system were met” Given the use of the word ‘sufficiently’, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.
Onyx acknowledges the Staff’s comment, and supplementally advises the Staff that the first paragraph of Item 9A in the 2009 Form 10-K, under the heading “Evaluation of Disclosure Controls and Procedures,” states, unequivocally, the conclusion reached by Onyx’s CEO and CFO regarding disclosure controls and procedures, as follows (emphasis added):
”...the Company’s chief executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2009 to ensure the information required to be disclosed by the Company in this Annual Report on Form 10-K is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.”
Onyx respectfully submits that the foregoing is intended to be responsive to the requirements under Item 9A. Further, Onyx respectfully submits that the last paragraph of Item 9A of the 2009 Form 10-K, under the heading “Inherent Limitations on Effectiveness of Controls” is a voluntary disclosure, intended to enhance investor understanding of the control evaluation process. It was Onyx’s intent that the words “sufficiently effective” used in this voluntary
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disclosure simply be a summary of the more detailed language used in the first paragraph, and in no way a modification of it.
In response to the Staff’s comment, Onyx undertakes to modify its disclosure under this Item in future filings, as applicable, to avoid the use of the “sufficiently effective” phraseology and when referring to the conclusions reached by the chief executive officer and chief financial officer, will recite the language from the first paragraph of Item 9A, highlighted in the passage above.
Definitive Proxy Statement filed on April 9, 2010
Compensation Discussion and Analysis
2009 Executive Officer Compensation, page 39
8.	We note that under your annual incentive bonus program, for all named executive officers with the exception of the Chief Executive Officer, 20% of the award is based on individual performance for the applicable year, “measured by comparing achievements for the year with the individual’s goals and objectives.” We note further that 100% of the target bonus of the Chief Executive Officer and 80% of the target bonus for all other NEOs is linked to corporate performance goals. Please revise your disclosure to provide the following:
•	Identification of all of the corporate performance goals included in the your target achievement level, including a specific discussion of the target achievement levels established for each metric under the financial metrics component or the organizational and development metrics;

•	Identification of the threshold, target, and maximum levels of achievement for each corporate performance goal;

•	Discussion of how the level of achievement of corporate objectives impacts the determination of the payout percentage; and

•	Discussion of individual performance goals and objectives for each NEO and how individual performance impacts the amount of cash bonus awarded for each NEO.
To the extent that the performance goals or metrics were quantified, the discussion in your disclosure should also be quantified.
Introduction:
Onyx’s corporate performance goals, which its compensation committee used to determine 100% of the target bonus for the Chief Executive Officer, and 80% of the target bonus for the other
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named executive officers, are described in the three bullet points at the bottom of page 39 of the 2010 Proxy. Onyx supplementally advises the Staff, more specifically, that the corporate performance goals were divided into the following categories and subcategories:
A.	Financial goals — 40% weighting
1.	2009 total Nexavar revenue, excluding Japan

2.	2009 U.S. derived Nexavar revenue

3.	2009 existing-business net income (cash based)

4.	2009 net cash used to support expanding the business and product portfolio
B.	Organizational — 15% weighting
1.	staff critical roles by predetermined schedule

2.	launch leadership development program for all employees by predetermined schedule
C.	Portfolio expansion beyond Nexavar — 20% weighting
1.	based on the number of new pipeline products to have reached clinical development by year end
D.	Nexavar development — 25% weighting
1.	based on the fiscal quarter, if any, in which HCC data/label expansion was achieved

2.	based on the number of new registration-pathway clinical trials initiated or studies completed to ensure top line data generation by 2010
Onyx believes that the detailed summary of the performance goals and their weighting, as described at the bottom of page 39 of the 2010 Proxy, is a thorough summary of the foregoing. As the Staff has highlighted, Onyx did not include target achievement levels for the performance goals in the 2010 Proxy. Onyx omitted certain of the achievement levels in reliance on Instruction 4 to Item 402(b) of Regulation S-K, based on its determination that to publicly disclose certain target achievement levels related to financial goals and development and strategic goals risked competitive harm to Onyx, and omitted remaining achievement levels due to its belief that their inclusion would be potentially misleading or confusing to investors.
Competitive Harm Analysis:
In view of the questions raised by the Staff, Onyx has reviewed the elements of competitive harm associated with the disclosure of each of its corporate performance goals for 2009, and advises the Staff as follows:
Financial Goals (Nexavar Sales By Territory). The 2009 Nexavar revenue goals included target achievement levels for (a) total sales, excluding Japan, and (b) U.S. only sales. In considering this risk of competitive harm, Onyx is very aware of the fact that its collaboration revenue is
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derived from the sales of a single product, Nexavar, which operates in a highly competitive product market. Onyx believes that the disclosure of country or region specific information regarding Nexavar sales performance, relative to expectation or objective, would inform the sales and marketing efforts of Onyx’s competitors, and notes that this type of information (region by region product-specific sales relative to expectation) would never be disclosed by Onyx’s competitors, which are generally large pharmaceutical companies with multi-product portfolios. In the course of their corporate disclosures, these larger competitors are not required to make public nearly as much product-specific information as does Onyx, in view of its single product on the market. To extend the product-specific disclosures that Onyx already provides (e.g., in its financial statements and other SEC filings) to also provide these competitors visibility on the internal expectations of Onyx relative to actual sales performance would deliver a further competitive benefit to these other companies, and act to the detriment of Onyx’s stockholders.
Onyx acknowledges that the factual information about Nexavar worldwide sales, excluding Japan, can be derived from financial information contained in its Form 10-K, and that U.S.-derived Nexavar revenue is typically disclosed by Onyx and Bayer in their quarterly earnings calls and related presentations. However, Nexavar revenue performance relative to Board expectations at the beginning of the calendar year is not disclosed, on either a worldwide or a regional basis. Onyx believes that this information, if available to its competitors, may be used by those competitors (in conjunction with other market information available to them) to determine sales and marketing spending plans that may have the effect of diminishing Nexavar market share and financial performance. In particular, if there were a year in which Nexavar sales levels were significantly below target, a competitor may decide to increase its sales and marketing efforts targeted against Nexavar. Due to the single product nature of Onyx’s current business, Onyx believes that its region specific sales expectations are far more competitively sensitive than similar regional sales information that may be disclosed by Onyx’s competitors.
While competitors would always have a financial incentive to seek to diminish Nexavar sales, their competitive assessment of the feasibility of doing so would be better informed by an understanding of how Nexavar was doing relative to Onyx’s own objectives, on a world-wide basis or, more importantly, on a regional basis. For example, this information may cause competitors to draw inferences about Onyx’s or Bayer’s ability to respond effectively to new sales initiatives or other competitive challenges in the marketplace. This consideration applies with respect to sales both worldwide and in a particular territory (such as the United States).
Financial Goals (Cash-Based Net Income and Net Cash Used). Onyx omitted the specific net income and cash utilization goals, and the performance against these goals, because it believed it may be confusing to investors to see the detailed disclosure of one set of financial objectives while another set (the Nexavar sales by territory, discussed above) was being omitted. However, Onyx acknowledges that it would not cause competitive harm to disclose, after-the-fact, its income and cash utilization performance targets and the relationship between actual performance and bonus considerations for these financial measures. These financial metrics are different from
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the Nexavar-specific metrics described above because net income and cash utilization are the composite of many different elements of revenue and spending decisions.
On that basis, Onyx undertakes that in connection with its 2011 Proxy Statement, it will include (for any corporate objective based on corporate income or cash flow) the details of the specific corporate objective, together with any minimum, target and maximum levels of achievement, and the effect that achievement of such levels would have had on the determination of overall corporate performance for bonus purposes.
Organizational Development. Onyx omitted the specific components of its organizational performance objectives because it believed the disclosure of these specific objectives, and the performance against these objectives, may be confusing in view of the other elements of corporate performance related to financial goals, portfolio expansion and Nexavar development that were not being disclosed. However, Onyx acknowledges that it would not cause competitive harm to disclose, after-the-fact, its organizational development performance targets and performance against those targets. Onyx undertakes that in connection with its 2011 Proxy Statement, it will disclose the details of any organizational development performance targets, the standard of achievement of these targets, and the effect of such achievement (or lack thereof) on the determination of overall corporate performance for bonus purposes.
Portfolio Expansion Beyond Nexavar. Onyx omitted the details of its portfolio expansion (beyond Nexavar) target achievement levels from the 2010 Proxy. The portfolio expansion achievement level was based on the number of new product candidates in clinical development by the end of 2009, and included clinical candidates that Onyx already had under development and those that it acquired or in-licensed during the year. As such, this performance goal, at the minimum, target and maximum levels, related directly to Onyx’s in-licensing and acquisition plans, both near and long term, and Onyx concluded that the public disclosure of the achievement levels associated with this goal would result in competitive harm to Onyx, by informing both its competitors and potential collaboration partners, licensors and acquirees of Onyx’s strategic plans at the beginning of 2009 and its progress towards achieving those plans at the end of 2009, and potentially either limiting portfolio opportunities that become available to Onyx or making negotiations for such opportunities more difficult.
Nexavar Development. Onyx similarly omitted the details of the target achievement levels for its Nexavar development goals from the 2010 Proxy. The first of these goals was measured based on the fiscal quarter, if any, in which the “first patient, first visit” milestone was achieved in either of the planned combination or Transarterial chemoembolization (“TACE”) clinical trials of Nexavar for the treatment of hepatocellular carcinoma, or liver cancer. The second of these goals was measured based on the number of new registration pathway clinical trials of Nexavar (in any indication) initiated or studies completed to ensure top line data generation by 2010. Onyx concluded that these Nexavar development performance goals, if publicly disclosed, would reveal the anticipated pace of clinical development of Nexavar at the beginning of the fiscal year, and its progress towards those goals at the end of the fiscal year.
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Onyx concluded that this disclosure would result in competitive harm to Onyx, by informing Onyx’s competitors of the target pace of clinical development of Nexavar in additional indications. Onyx acknowledges that it does make public disclosure of certain of its planned or initiated clinical trials, but, due to the aforementioned risk of competitive harm, Onyx does not disclose details of the pace at which it expects or hopes to initiate clinical trials.
Itemized Responses:
To assist the Staff in reviewing Onyx’s response to this comment, provided below is a response to each of the bullet point remarks included by the Staff in this comment:
•	Identification of all of the corporate performance goals...
Onyx respectfully submits that the detailed summary of the performance goals, and their weighting, as described at the bottom of page 39 of the 2010 Proxy, is a thorough summary of the corporate performance goals. Achievement levels related to the performance goals are discussed in response to the immediately following bullet point remark.
•	Identification of the threshold, target, and maximum levels of achievement...
Onyx determined public disclosure of certain of its target achievement levels related to financial goals and development and strategic goals risked competitive harm to Onyx, and that disclosure of the remaining achievement levels would result in a potentially misleading and fragmented disclosure. As such, Onyx did not include details of achievement levels, at either the threshold, target or maximum levels, but, as discussed above under the competitive harm analysis, undertakes, in connection with its 2011 Proxy Statement, to include, for any corporate objective based on corporate income or cash flow, or similar company-wide financial metrics, and for organizational goals, the details of the specific corporate objective, together with the minimum, target and maximum levels of achievement, and the effect that achievement of such triggers or targets would have had on the determination of overall corporate performance for bonus purposes.
•	Discussion of how the level of achievement of corporate objectives impacts the determination of the payout percentage...
Discussion of how the level of achievement of corporate objectives impacts the bonus payout percentages is included in the first and second full paragraphs on page 40 of the 2010 Proxy, as follows (emphasis added):
“As in 2008, the Compensation Committee reaffirmed that the Company had to meet a required minimum threshold of 50% of the pre-determined corporate performance goals in order to trigger a payout under the plan. If the required minimum threshold is not achieved, the annual bonus pool will not be funded. If
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the maximum achievement level is met, the annual bonus pool will be funded up to a maximum payout of 150% of the target bonus pool. The Compensation Committee can modify actual bonus payments based on the contributions of each executive officer to corporate performance goals; however, the overall pool of bonus payments for all executives, based on the determination of corporate performance goal achievement, cannot be exceeded.
In February 2010, our Compensation Committee met to review and certify the results of each corporate performance goal to determine the corporate performance factor at which bonuses would be achieved under the annual incentive bonus program for 2009. Based on the target achievement level established for each metric under the financial component of the corporate performance goals, including sales and cash flow objectives, the Company’s actual performance exceeded the maximum achievement level for most of the financial metrics. Similarly, the Company met or exceeded most of the corporate performance goals related to organizational and development metrics. Based on the strength of the Company’s performance against these three objectives in 2009, the overall corporate performance goals achieved were within a weighted average range of 115% to 125%. The Compensation Committee determined that a 120% payout reflected the Company’s actual performance for the year against its target achievement level. As specified above, 80% of the executive officers’ 2009 target bonus, other than the Chief Executive Officer’s, was linked to corporate performance goals with the remaining 20% linked to individual achievements. Therefore, the 80% of the target bonus linked to corporate performance goals would be paid out at 120% and the 20% of the target bonus linked to individual achievements was paid out between 90% and 120%. Assessment of individual achievements was based on individual goals and performance by the Chief Executive Officer, Compensation Committee and Board of Directors. For the Chief Executive Officer, 100% of his target bonus was linked to corporate performance goals, and, therefore, Dr. Coles’ target bonus was paid out at 120% of the target level.”
By way of supplemental example, the financial performance goals are weighted 40%, and divided into four subcategories, each weighted 10%. If three of the subcategories are achieved at the 150% level, and one at the 50% level, then the weighted contribution to the overall payout percentage would be calculated as follows:
0.1 x 150% + 0.1 x 150% + 0.1 x 150% + 0.1 x 50% = 50%
The same weighted calculations for each of the other categories of performance goals was made, based on the level of achievement and relative weightings for each goal, and the results were added together. This process, and a narrative description of the levels of achievement, are described in the underlined passages above, which have been excerpted from page 40 of the 2010
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Proxy. Based on these calculations, the compensation committee determined that the performance goals had been achieved at the 120% level.
For the chief executive officer, for whom 100% of his incentive bonus is linked to corporate performance goals, his target bonus amount was then multiplied by 120% to determine the actual bonus payable. For other named executive officers, for whom 80% of their incentive bonuses is linked to corporate performance goals and 20% to individual achievements, the 120% multiplier was weighted 80% with the balance determined based on individual levels of achievement (for example, 0.8 x 120% + 0.2 x I, where “I” = the individual achievement level, expressed as a percentage between 0% and 150%.)
Onyx respectfully submits that the methodology used for the calculation of incentive bonus payouts is clearly described in the passages excerpted from page 40 of the 2010 Proxy. Onyx acknowledges that without disclosure of the target and actual levels of achievement for each performance goal, it is not possible for a reader of the 2010 Proxy to independently calculate the 120% incentive bonus payout percentage. For the reasons described above, however, under the Competitive Harm Analysis, Onyx did not disclose these levels of achievement, but, as detailed above, undertakes to make additional disclosures regarding levels of achievement in its 2011 Proxy Statement.
•	Discussion of individual performance goals and objectives for each NEO and how individual performance impacts the amount of cash bonus awarded for each NEO.
Individual performance goals are operational in nature, and, individually, not material to the overall compensation paid by Onyx, due to the low weighting of each individual goal. In response to this comment, in future filings Onyx will include additional general disclosure regarding individual performance goals and, to the extent it will not cause competitive harm, achievement levels. Due to the low weighting and materiality of these goals, Onyx proposes to describe the goals generally, and provide ranges of realized performance related to the goals, rather than to specifically list each individual goal for each NEO.
Risk Considerations in our Compensation Program, page 55
9.	We note your statement that “Our Committee does not believe that our compensation programs as currently structured are reasonably likely to have a material adverse effect on the Company.” Please advise us of the basis for your conclusion and describe the process you undertook to reach your conclusion.
Onyx supplementally advises the Staff that its Compensation Committee met with management and the committee’s independent compensation consultant in formulating the belief described above. The committee considered the key business risks known to be facing Onyx and evaluated Onyx’s compensation plans, both for executive and non-executive employees, to assess whether those plans impacted the identified key business risks, or were likely to introduce new risks. In
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reaching the belief described above, the committee considered, among others, the following factors:
•	The maximum aggregate amount of Onyx performance-based cash compensation is either capped or, in the case of the company’s sales group, tied directly to sales, and if payable, would not have a material effect on Onyx’s operations. Assuming maximum achievement of all performance objectives in 2009, and excluding performance-based cash compensation payable to the Onyx sales group, the maximum amount of performance-based cash compensation payable would have been approximately $10.4 million. The actual amounts paid were less than the maximum.

•	Onyx’s equity incentive compensation, comprised of stock option and restricted stock awards, with only rare and immaterial exceptions, is subject to time based vesting over four years in the case of stock options and three years in the case of restricted stock, with the value of the award upon vesting directly related to Onyx’s stock price. The committee concluded that, given the long term nature of this compensation program, and its direct linkage to Onyx’s stock price, it was not reasonably likely to contribute to a material adverse effect on Onyx.

•	The change-in-control severance benefits offered to executives and certain senior Onyx employees are designed to reduce the risk that company management would be disincentivized to pursue a change-in-control transaction beneficial to Onyx’s stockholders. The committee did not believe that the benefits under the change-in-control benefits were or are reasonably likely to encourage employees to pursue a change-in-control transaction that is not otherwise in the best interests of Onyx’s stockholders. Moreover, a significant component of the change-in-control benefit is accelerated vesting of a portion of the affected employee’s equity awards, which the committee believed aligns the employee’s potential benefit under any change-in-control transaction with stockholders’.
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Onyx further acknowledges that:
•	Onyx is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Onyx may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Please contact me at (510) 597-6392, or Michael Tenta of Cooley LLP at (650) 843-5636, with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely yours,
/s/ Matthew K. Fust
Matthew K. Fust
Executive Vice President and Chief Financial Officer

cc:	N. Anthony Coles, M.D., President and Chief Executive Officer Suzanne M. Shema, Senior Vice President, General Counsel Robert L. Jones, Esq., Cooley LLP Michael E. Tenta, Esq., Cooley LLP
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